

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2022

Scott Tozier
Executive Vice President and Chief Financial Officer
Albemarle Corporation
4250 Congress St., Suite 900
Charlotte, NC 28209

      Re: Albemarle Corporation
          Form 10-K for the year ended December 31, 2021
          Filed February 22, 2022
          File No. 001-12658

Dear Scott Tozier:

      We have reviewed your December 1, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 3, 2022 letter.

Form 10-K

Controls and Procedures, page 127

1.   We have read your response to comment 3 noting that you have re-assessed your conclusion on the effectiveness of your disclosure controls and procedures and that you believe that they were effective as of December 31, 2021. Based on the number and nature of the deficiencies noted, we continue to consider the omitted disclosures and information required to comply with SK 1300 to be material and do not agree with the conclusion of your re-assessment. Please revise to state that your disclosure controls and procedures were not effective as of December 31, 2021 in your amended Form 20-F.

Exhibits 96.1, 96.2, 96.3, 96.4, 96.5 and 96.6
Capital and Operating Cost, page EZ-8

2.   We note your response to comment 10 and our review found a variance between your Magnolia operating costs as presented in Exhibit A and the Proved and Probable operating costs from Exhibit B. Please correct as necessary or provide an additional operating expense table with associated text in your report summary explaining the variance in operating costs. In addition, please provide complete column and row totals for all line items along with LOM totals. Please note combining columns is acceptable, provided all numeric values are identical for all the combined columns and a description regarding this practice is included in the text of the technical report summary.

Exhibits 96.1, 96.2, 96.3, 96.4, 96.5 and 96.6
Economic Analysis, page EZ-9

3.   We note your response to comment 11 and our review found the plant feed flow, plant feed grade, and plant recovery are missing from your Magnolia and Jordan property cash flow analysis. In addition, the Jordan property minority interest costs do not reflect the ownership and an explanation may be necessary in the text. As noted above, please provide complete column and row totals for all line items along with LOM totals. Please note combining columns is acceptable, provided all numeric values are identical for all the combined columns and a description regarding this practice is included in the text of the technical report summary.

    Please contact Ken Schuler at 202-551-3718 or Craig Arakawa at 202-551-3650 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services